Exhibit 12.1

DAVE & BUSTER’S, INC.

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(dollars in thousands, except ratios)

	Fiscal Year Ended February 1, 2009	Fiscal Year Ended February 3, 2008	334-Day Period From March 8, 2006 To February 4, 2007	37-Day Period From January 30, 2006 To March 7, 2006
	(Successor)	(Successor)	(Successor)	(Predecessor)
Income before provision for income taxes	$1,570	$(10,102)	$(20,655)	$908
Add: Total fixed charges (per below)	40,888	44,932	39,199	1,832
Less: Capitalized interest	522	151	252	70

Total income before provision for income taxes, plus fixed charges, less capitalized interest	41,936	34,679	18,292	2,670
Fixed charges:
Interest expense (1)	26,787	31,681	26,139	688
Bridge funding fee	—	—	1,313	—
Capitalized interest	522	151	252	70
Estimate of interest included in rental expense (2)	13,579	13,100	11,495	1,074

Total fixed charges	40,888	$44,932	$39,199	$1,832
Ratio of earnings to fixed charges (3)	1.03x	0.77x	0.47x	1.46x

(1)	Interest expense includes interest in association with debt and amortization of debt issuance costs.
(2)	Fixed charges include our estimate of interest included in rental payments (one-third of rent expense under operating leases).
(3)	Earnings for the fiscal year ended February 3, 2008 and for the 334-day period ended February 4, 2007 were insufficient to cover the fixed charges by $10,253 and $20,907, respectively.

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